Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Alphabet Inc. for the registration of debt securities, preferred stock, Class A common stock, Class C capital stock, depositary shares, warrants and units and to the incorporation by reference therein of our reports dated February 4, 2026, with respect to the consolidated financial statements of Alphabet Inc., and the effectiveness of internal control over financial reporting of Alphabet Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
June 1, 2026